UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

FINANCIAL PERFORMANCE

2nd QUARTER 2021

PETROBRAS 76
MONROVIA

P-76: platform initiated gas exports in Búzios field

Petrobras Financial Performance in 2Q21

In 2Q21, Petrobras reported solid operational and financial results. In the words of Petrobras CEO Joaquim Silva e Luna: "It is a pleasure to present the excellent operational and financial results for the second quarter of 2021. We continue working hard, supported by absolutely technical decisions; evolving and becoming stronger to invest better, supply an increasingly challenging market, and generate prosperity for our shareholders and for society.”

In view of the solid results presented, Petrobras Board of Directors approved, on August 4th, the anticipation of shareholder remuneration for 2021 in the amount of R$ 31.6 billion (US$ 6 billion), R$ 21 billion (US$ 4 billion) of which to be paid on August 25, 2021, and R$ 10.6 billion (US$ 2 billion) on December 15, 2021.

The year 2021 is still a transition year, in which Petrobras still allocates much of its cash generation to prepaying debt, with the goal of reaching gross debt of $60 billion.

CFO Rodrigo Araújo Alves commented: “The solid results achieved this quarter, especially the operating cash flow and free cash flow, result from our resilience, focus on the best assets and our ability to adapt. I also highlight the strong deleveraging, the achievements with the portfolio management process and, last but not least, the substantial dividend payment in recognition to our shareholders and an important contribution to the Brazilian society. We will work to make this payout more consistent over time.”

Main highlights of 2Q21:

•	Adjusted EBITDA of US$ 11.8 billion, 32% higher than the previous quarter.
•	Net income positively impacted by the effect of the appreciation of the Real on debt.
•	Significant operating cash flow and free Cash Flow, totaling US$ 10.8 billion and US$ 9.3 billion, respectively.
•	Cash inflow from asset sales of US$ 2.8 billion until 08/03/2021.
•	Reduction of US$ 27.5 billion in gross debt in the annual comparison and US$ 7.3 billion in the quarterly comparison, reaching US$ 63.7 billion.
•	Net Debt / Adjusted EBITDA reached 1.49x on June 30, 2021, the best result since 3Q11, when leases were not yet accounted for as debt.

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2Q21 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

Main Items

Table 1 – Main items

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Sales revenues	20,982	15,698	9,481	36,680	26,624	33.7	121.3	37.8
Gross profit	10,824	8,007	3,417	18,831	10,681	35.2	216.8	76.3
Operating expenses	(1,929)	(2,032)	(1,416)	(3,961)	(17,107)	(5.1)	36.2	(76.8)
Consolidated net income (loss) attributable to the shareholders of Petrobras	8,121	180	(417)	8,301	(10,132)	4411.7	−	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	7,717	231	(2,536)	7,948	(3,268)	3240.7	−	−
Net cash provided by operating activities	10,823	7,244	5,457	18,067	13,234	49.4	98.3	36.5
Free cash flow	9,329	5,592	3,012	14,921	8,923	66.8	209.7	67.2
Adjusted EBITDA	11,750	8,906	4,785	20,656	13,366	31.9	145.6	54.5
Recurring adjusted EBITDA *	11,394	8,694	3,375	20,088	11,825	31.1	237.6	69.9
Gross debt (US$ million)	63,685	70,966	91,227	63,685	91,227	(10.3)	(30.2)	(30.2)
Net debt (US$ million)	53,262	58,424	71,222	53,262	71,222	(8.8)	(25.2)	(25.2)
Net debt/LTM Adjusted EBITDA ratio	1.49	2.03	2.34	1.49	2.34	(26.6)	(36.3)	(36.3)
Average commercial selling rate for U.S. dollar	5.30	5.47	5.39	5.38	4.92	(3.1)	(1.7)	9.3
Brent crude (US$/bbl)	68.83	60.90	29.20	64.86	39.73	13.0	135.7	63.3
Domestic basic oil by-products price (US$/bbl)	76.05	63.82	36.79	70.17	51.46	19.2	106.7	36.4
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.64	0.67	-	-	(4.5)

*	See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.
3

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Diesel	6,069	4,578	2,513	10,647	6,599	32.6	141.5	61.3
Gasoline	2,743	2,022	914	4,765	2,813	35.7	200.1	69.4
Liquefied petroleum gas (LPG)	1,120	916	705	2,036	1,607	22.3	58.9	26.7
Jet fuel	401	426	76	827	926	(5.9)	427.6	(10.7)
Naphtha	362	331	258	693	930	9.4	40.3	(25.5)
Fuel oil (including bunker fuel)	388	335	122	723	388	15.8	218.0	86.3
Other oil by-products	1,005	878	501	1,883	1,193	14.5	100.6	57.8
Subtotal Oil By-Products	12,088	9,486	5,089	21,574	14,456	27.4	137.5	49.2
Natural gas	1,333	1,037	729	2,370	1,940	28.5	82.9	22.2
Renewables and nitrogen products	9	13	6	22	32	(30.8)	50.0	(31.3)
Revenues from non-exercised rights	94	67	143	161	234	40.3	(34.3)	(31.2)
Electricity	591	543	80	1,134	372	8.8	638.8	204.8
Services, agency and others	170	214	227	384	386	(20.6)	(25.1)	(0.5)
Total domestic market	14,285	11,360	6,274	25,645	17,420	25.7	127.7	47.2
Exports	6,359	4,137	2,799	10,496	8,419	53.7	127.2	24.7
Crude oil	4,711	2,801	1,971	7,512	6,306	68.2	139.0	19.1
Fuel oil (including bunker fuel)	1,254	1,201	622	2,455	1,671	4.4	101.6	46.9
Other oil by-products and other products	394	135	206	529	442	191.9	91.3	19.7
Sales abroad	338	201	408	539	785	68.2	(17.2)	(31.3)
Total foreign market	6,697	4,338	3,207	11,035	9,204	54.4	108.8	19.9
Total	20,982	15,698	9,481	36,680	26,624	33.7	121.3	37.8

Net revenue in 2Q21 was 33.7% higher than in 1Q21, reaching US$ 21 billion, mainly due to the 13% appreciation in Brent prices and the increase in oil product sales volume in the domestic market and in exports.

In 2Q21, exports revenues were US$ 6.4 billion, 53.7% higher than in 1Q21, reflecting the increase in Brent prices and the higher export volume, as a result of the higher realization of inventories that were in progress in 1Q21 and the lower processed feedstock at the refineries due to scheduled stoppages for the quarter.

Oil products revenue in the domestic market reached US$ 12.1 billion, an increase of 27.4% compared to 1Q21, reflecting higher prices and the 5.5% growth in sales volume, mainly in diesel and gasoline.

Natural gas revenue was US$ 1.3 billion (28.5% higher than 1Q21) due to higher demand in the non-thermal market and the quarterly update of sales contracts.

In terms of revenue breakdown in the domestic market, diesel and gasoline continued to be the main products, accounting, together, for 73% of the domestic oil products sales revenues in 2Q21.

4

We are continually looking for the best opportunities to place our oils and our efforts to build a robust and diversified customer base delivered results in 2Q21. In addition to China, the best destinations for the sales of Brazilian oil in this period were Europe, Latin America, the United States and India. Additionally, new refiners were added to the Búzios and Atapu portfolio. In 2Q21, we had the following distribution of export destinations:

Table 3 – Crude oil exports volume

Country	2Q21	1Q21	2Q20
China	45%	56%	87%
India	9%	7%	0%
Portugal	8%	7%	1%
United States	9%	3%	0%
Netherlands	8%	1%	1%
Chile	3%	5%	4%
Peru	4%	3%	1%
Others	14%	18%	6%

Table 4 – Oil products exports volume

Country	2Q21	1Q21	2Q20
Singapore	55%	75%	49%
United States	18%	15%	35%
Bahamas	12%	0%	3%
Netherlands	4%	2%	7%
Others	11%	8%	6%

Cost of Goods Sold

Table 5 – Cost of goods sold

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Acquisitions	(3,597)	(2,337)	(1,167)	(5,934)	(3,332)	53.9	208.2	78.1
Crude oil imports	(1,620)	(951)	(693)	(2,571)	(1,949)	70.3	133.8	31.9
Oil by-product imports	(1,304)	(663)	(329)	(1,967)	(848)	96.7	296.4	132.0
Natural gas imports	(673)	(723)	(145)	(1,396)	(535)	(6.9)	364.1	160.9
Production	(6,145)	(4,976)	(4,494)	(11,121)	(11,774)	23.5	36.7	(5.5)
Crude oil	(4,941)	(3,936)	(3,478)	(8,877)	(9,357)	25.5	42.1	(5.1)
Production taxes	(2,499)	(1,624)	(686)	(4,123)	(2,783)	53.9	264.3	48.1
Other costs	(2,442)	(2,312)	(2,792)	(4,754)	(6,574)	5.6	(12.5)	(27.7)
Oil by-products	(706)	(596)	(434)	(1,302)	(1,135)	18.5	62.7	14.7
Natural gas	(498)	(444)	(582)	(942)	(1,282)	12.2	(14.4)	(26.5)
Production taxes	(153)	(121)	(87)	(274)	(199)	26.4	75.9	37.7
Other costs	(345)	(323)	(495)	(668)	(1,083)	6.8	(30.3)	(38.3)
Services rendered, electricity, renewables, nitrogen products, operations abroad and others	(416)	(378)	(403)	(794)	(837)	10.1	3.2	(5.1)
Total	(10,158)	(7,691)	(6,064)	(17,849)	(15,943)	32.1	67.5	12.0
5

In 2Q21, the cost of goods sold increased 32.1% when compared to 1Q21, mainly due to higher sales volume and the higher share of imported oil and oil products in the sales mix. In addition, the appreciation in Brent prices contributed to higher spending on production taxes and imports.

Operating Expenses

Table 6 – Operating expenses

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Selling, General and Administrative Expenses	(1,346)	(1,221)	(1,537)	(2,567)	(3,283)	10.2	(12.4)	(21.8)
Selling expenses	(1,086)	(948)	(1,246)	(2,034)	(2,581)	14.6	(12.8)	(21.2)
Materials, third-party services, freight, rent and other related costs	(925)	(784)	(1,057)	(1,709)	(2,212)	18.0	(12.5)	(22.7)
Depreciation, depletion and amortization	(140)	(149)	(128)	(289)	(251)	(6.0)	9.4	15.1
Allowance for expected credit losses	1	5	(21)	6	(30)	(80.0)	−	−
Employee compensation	(22)	(20)	(40)	(42)	(88)	10.0	(45.0)	(52.3)
General and administrative expenses	(260)	(273)	(291)	(533)	(702)	(4.8)	(10.7)	(24.1)
Employee compensation	(191)	(185)	(226)	(376)	(514)	3.2	(15.5)	(26.8)
Materials, third-party services, freight, rent and other related costs	(48)	(64)	(42)	(112)	(136)	(25.0)	14.3	(17.6)
Depreciation, depletion and amortization	(21)	(24)	(23)	(45)	(52)	(12.5)	(8.7)	(13.5)
Exploration costs	(191)	(214)	(65)	(405)	(169)	(10.7)	193.8	139.6
Research and development expenses	(147)	(117)	(68)	(264)	(163)	25.6	116.2	62.0
Other taxes	(46)	(106)	(245)	(152)	(363)	(56.6)	(81.2)	(58.1)
Impairment of assets	(90)	(90)	−	(180)	(13,371)	−	−	(98.7)
Other income and expenses, net	(109)	(284)	499	(393)	242	(61.6)	−	−
Total	(1,929)	(2,032)	(1,416)	(3,961)	(17,107)	(5.1)	36.2	(76.8)

Selling expenses were 14.6% higher than in 1Q21, due to the increase in logistics expenses linked to exports, due to higher export volumes, especially oil.

General and administrative expenses decreased 4.8% due to higher recovery of expenses in partnerships and lower expenses with outsourced services.

Other expenses reached US$ 109 million in 2Q21, 61.6% lower than in 1Q21, due to the complementary gain with the exclusion of ICMS from the PIS/COFINS calculation base of US$ 471 million and higher result from partnership operations in E&P, partially offset by losses with contingencies.

Adjusted EBITDA

Adjusted EBITDA for 2Q21 reached $11.8 billion, $2.8 billion higher than 1Q21. This result reflects: (a) the appreciation of Brent prices, (b) higher product margins, (c) increased domestic sales volume and exports, and (d) complementary gain from the exclusion of ICMS from the PIS/COFINS tax base.

6

Financial results

Table 7 – Financial results

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Finance income	206	122	108	328	282	68.9	90.7	16.3
Income from investments and marketable securities (Government Bonds)	45	29	52	74	119	55.2	(13.5)	(37.8)
Other income, net	161	93	56	254	163	73.1	187.5	55.8
Finance expenses	(1,871)	(1,208)	(1,134)	(3,079)	(2,756)	54.9	65.0	11.7
Interest on finance debt	(904)	(752)	(846)	(1,656)	(1,854)	20.2	6.9	(10.7)
Unwinding of discount on lease liabilities	(297)	(295)	(310)	(592)	(652)	0.7	(4.2)	(9.2)
Discount and premium on repurchase of debt securities	(666)	(183)	(2)	(849)	(262)	263.9	33200.0	224.0
Capitalized borrowing costs	266	212	215	478	494	25.5	23.7	(3.2)
Unwinding of discount on the provision for decommissioning costs	(195)	(189)	(160)	(384)	(352)	3.2	21.9	9.1
Other finance expenses and income, net	(75)	(1)	(31)	(76)	(130)	7400.0	141.9	(41.5)
Foreign exchange gains (losses) and indexation charges	3,684	(4,553)	(1,231)	(869)	(4,334)	−	−	(79.9)
Foreign exchange gains (losses)	4,443	(3,442)	(2,009)	1,001	(3,776)	−	−	−
Reclassification of hedge accounting to the Statement of Income	(1,194)	(1,113)	(1,043)	(2,307)	(2,443)	7.3	14.5	(5.6)
Recoverable taxes inflation indexation income (*)	461	13	1,793	474	1,842	3446.2	(74.3)	(74.3)
Other foreign exchange gains (losses) and indexation charges, net	(26)	(11)	28	(37)	43	136.4	−	−
Total	2,019	(5,639)	(2,257)	(3,620)	(6,808)	−	−	(46.8)
(*) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

The financial result in 2Q21 was positive by US$ 2.0 billion compared to the expense of US$ 5.6 billion in 1Q21. This result reflects the FX gains, with no cash effect, related to the 12.2% appreciation of the Brazilian real against the dollar and the monetary adjustment related to the complementary gain from the exclusion of ICMS from the PIS/COFINS tax base.

In 2Q21 liability management resulted in higher repurchase expenses with goodwill of US$ 0.5 billion and transaction costs of US$ 0.3 billion reflecting our improved credit risk and higher repurchase volume.

We ended 2Q21 with a FX exposure of US$ 33.6 billion compared to US$ 34.8 billion in 1Q21. We highlight the lower passive exposure in dollars.

Net income (loss) attributable to Petrobras’ shareholders

We recorded net income of US$ 8.1 billion in 2Q21, US$ 7.9 billion higher than in 1Q21, reflecting higher margins on oil products, higher sales volumes of oil and oil products in the domestic market and from exports, FX gains due to the appreciation of the real against the dollar, and gains from equity in investments, mainly due to the reversal of impairment at Petrobras Distribuidora (BR Distribuidora), reflecting the pricing of the follow-on.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

The 2Q21 result was positively impacted by non-recurring items. Excluding such items, mainly the impairment reversal of US$ 335 million, especially from BR Distribuidora, the complementary gain from the ICMS exclusion of US$ 905 million and expenses with goodwill on the repurchase of bonds of US$ 666 million, we would have recorded a profit of US$ 7.7 billion in 2Q21. Recurring EBITDA would be US$ 11.4 billion, 31% higher than in 1Q21.

7

Special Items

Table 8 – Special items

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Net income	8,156	200	(436)	8,356	(10,412)	3978.0	−	−
Nonrecurring items	615	(43)	3,198	572	(10,447)	−	(80.8)	−
Nonrecurring items that do not affect Adjusted EBITDA	259	(255)	1,788	4	(11,988)	−	(85.5)	−
Impairment of assets and investments	335	(124)	1	211	(13,422)	−	33400.0	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	(34)	−	(34)	−	−	−	−
Gains and losses on disposal / write-offs of assets	57	49	9	106	(85)	16.3	533.3	−
Agreements signed for the electricity sector	78	−	−	78	−	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	455	−	1,780	455	1,780	−	(74.4)	(74.4)
Discount and premium on repurchase of debt securities	(666)	(183)	(2)	(849)	(261)	263.9	33200.0	225.3
Financial updating on state amnesty programs	−	37	−	37	−	−	−	−
Other nonrecurring items	356	212	1,410	568	1,541	67.9	(74.8)	(63.1)
PDV	4	3	(903)	7	(944)	33.3	−	−
Amounts recovered from Lava Jato investigation	55	141	64	196	85	(61.0)	(14.1)	130.6
Gains / (losses) on decommissioning of returned/abandoned areas	−	(6)	(2)	(6)	(2)	−	−	200.0
State amnesty programs	−	117	−	117	−	−	−	−
Gains / (losses) related to legal proceedings	(144)	−	35	(144)	163	−	−	−
Equalization of expenses - Production Individualization Agreements	(9)	(43)	822	(52)	845	(79.1)	−	−
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	(21)	−	(83)	(21)	(83)	−	(74.7)	(74.7)
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	471	−	1,477	471	1,477	−	(68.1)	(68.1)
Net effect of nonrecurring items on IR / CSLL	(212)	(8)	(1,078)	(220)	3,586	2550.0	(80.3)	−
Recurring net income	7,753	251	(2,557)	8,004	(3,549)	2988.8	−	−
Shareholders of Petrobras	7,717	231	(2,536)	7,948	(3,268)	3240.7	−	−
Non-controlling interests	36	20	(21)	56	(281)	80.0	−	−

Adjusted EBITDA	11,750	8,906	4,785	20,656	13,366	31.9	145.6	54.5
Nonrecurring items	356	212	1,410	568	1,541	67.9	(74.8)	(63.1)
Recurring Adjusted EBITDA	11,394	8,694	3,375	20,088	11,825	31.1	237.6	69.9

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

8

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 – Capex

						Variation %
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Exploration and Production	1,948	1,626	1,609	3,574	3,749	19.8	21.0	(4.7)
Refining, Transportation and Marketing	254	193	239	447	410	31.6	6.3	9.0
Gas and Power	94	63	53	157	138	49.2	77.4	13.8
Others	68	32	35	100	73	112.5	94.3	37.0
Total	2,364	1,913	1,937	4,278	4,370	23.6	22.0	(2.1)

In 2Q21, investments amounted US$ 2.4 billion, 23.6% above 1Q21, being more than 54% of capex related to growth capex.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production systems up to the full ramp up, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2019, exploratory investments, and investments in R&D.

Sustaining investments, on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2019, scheduled stoppages and revitalizations (without new systems), 4D seismic, SMS projects, line changes, infrastructure operational and ICT.

In 2Q21, investments in the Exploration and Production segment totaled US$ 1.9 billion, with approximately 60% related to growth. Investments were mainly concentrated in: (i) development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.9 billion); (ii) exploratory investments (US$ 0.2 billion) and (iii) development of new projects in deep waters (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, investments totaled US$ 254 million in 2Q21, approximately 27% of which were growth investments. Investments in the Gas and Power segment totaled US$ 94 million in 2Q21, of which approximately 58% are investments in growth.

The following table presents the main information on the new, already contracted, oil and gas production systems.

9

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi²	Petrobras Share	Status
Sépia 1 FPSO Carioca (Chartered unit)	2021	180,000	1.07	2.2	97.6%	Project in phase of execution with production system under construction. 11 wells drilled and 11 completed
Mero 1 FPSO Guanabara (Chartered unit)	2022	180,000	0.33	1.0	40.0%	Project in phase of execution with production system under construction. 13 wells drilled and 9 completed
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2022	150,000	0.57	2,4¹	100%¹	Project in phase of execution with production system under construction. 7 wells drilled and 3 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.10	2.1	100%	Project in phase of execution with production system under construction. 1 well drilled and 1 completed³
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.03	1.6	100%	Project in phase of execution with production system under construction.³
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.03	0.8	40%	Project in phase of execution with production system under construction. 5 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.70	3.4	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.02	0.8	40%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6th module FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.02	2,2¹	100%¹	Project in phase of execution, letter of intent signed for charter of the platform in February 2021. 2 wells drilled
Búzios 7th module P-78 (Owned unit)	2025	180,000	0.04	4,6¹	100%¹	Project in phase of execution. FPSO contract signed in May 2021
Búzios 8th module P-79 (Owned unit)	2025	180,000	0.03	4,4¹	100%¹	Project in phase of execution. FPSO contract signed in June 2021. 3 well drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.02	0.9	40%	Project in phase of execution, letter of intent signed for the platform charter in Aug/2021. 4 well drilled and 2 completed

¹ Will change after the co-participation agreement.

² Total CAPEX with the Strategic Plan 21-25 assumptions and Petrobras WI. Chartered units leases are not included.

³ Refers to new wells. It is scope of the project to relocate some wells of the decommissioning units

10

Portfolio Management

In 2021, up to August 3rd, we concluded the sale of: Frade and Do-Re-Mi fields, the wind power plants Mangue Seco 1, Mangue Seco 2, Mangue Seco 3 and Mangue Seco 4, Petrobras Uruguay Distribución (PUDSA), the remaining 10% stake in NTS and BSBios company.

In addition to the above-mentioned transactions, on July 5th, we concluded the follow-on of 37.5% of Petrobras Distribuidora (BR Distribuidora) shares, which corresponded to our entire interest in the company. The transaction amounted to US$ 2.2 billion and is aligned with our strategic positioning of exiting the distribution business.

Cash inflows from those transactions, coupled with upfront cash inflows from the signing of Peroá, Miranga and Alagoas clusters and Papa-terra and Rabo Branco fields divestments, totaled US$ 2.8 billion up to August 3rd.

Table 11 – Amounts received up to August 3rd, 2021 and respective transaction value

Assets	Amounts received (US$ million)	Transaction amount [1] (US$ million)
Campo de Frade	36	100[3]
Campo Dó-Ré-Mi	-	0.04[4]
Polo Rio Ventura	33.9	94.2[4]
Mangue Seco 1	7.8[2]	8[2]
Mangue Seco 2	6.5[2]	6[2]
Mangue Seco 3 e 4	18[2]	16.8[2]
PUDSA	62	61.7[4]
BSBios	47	60[4]
NTS (10%)	285[2]	333[2]
Petrobras Distribuidora	2,238[2]	2,238[2]
Polo Peroá	5	55
Polo Miranga	11	220.1
Polo Alagoas	60	300
Campo de Papa-Terra	6	105.6
Campo de Rabo Branco	1.5	1.5
Phil RLAM	-	1,650
UTE Polo Camaçari	-	17.6²
Gaspetro	-	394²
Termelétrica Potiguar (TEP)	-	16²
Cia Energética Manauara	-	15.6²
Total	2,817.7	5,693.1

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US $ at the PTAX rate on the day of the SPA signing or of the cash inflow.

³Transaction signed in 2019

4Transaction signed in 2020

Petrobras reinforces the importance of portfolio management focusing on world-class assets in deep and ultra-deep waters, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

11

Liquidity and Capital Resources[1]

Table 12 – Liquidity and capital resources

US$ million	2Q21	1Q21	2Q20	1H21	1H20
Adjusted cash and cash equivalents at the beginning of period	12,543	12,384	16,112	12,384	8,265
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(579)	(659)	(644)	(659)	(888)
Cash and cash equivalents at the beginning of period	11,964	11,725	15,468	11,725	7,377
Net cash provided by (used in) operating activities	10,823	7,244	5,457	18,067	13,234
Net cash provided by (used in) investing activities	(994)	(1,359)	(2,147)	(2,353)	(3,628)
Acquisition of PP&E and intangibles assets	(1,485)	(1,650)	(1,502)	(3,135)	(3,371)
Investments in investees	(9)	(2)	(943)	(11)	(940)
Proceeds from disposal of assets - Divestment	301	201	153	502	434
Dividends received	133	67	60	200	104
Divestment (Investment) in marketable securities	66	25	85	91	145
(=) Net cash provided by operating and investing activities	9,829	5,885	3,310	15,714	9,606
Net cash provided by (used) in financing activities	(12,343)	(5,574)	699	(17,917)	2,831
Net financings	(9,029)	(4,088)	2,175	(13,117)	6,877
Proceeds from financing	1,614	54	5,623	1,668	15,796
Repayments	(10,643)	(4,142)	(3,448)	(14,785)	(8,919)
Repayment of lease liability	(1,432)	(1,467)	(1,448)	(2,899)	(2,971)
Dividends paid to shareholders of Petrobras	(1,848)	−	−	(1,848)	(1,020)
Dividends paid to non-controlling interest	(39)	−	(22)	(39)	(30)
Investments by non-controlling interest	5	(19)	(6)	(14)	(25)
Effect of exchange rate changes on cash and cash equivalents	372	(72)	(7)	300	(344)
Cash and cash equivalents at the end of period	9,822	11,964	19,470	9,822	19,470
Government bonds and time deposits with maturities of more than 3 months at the end of period *	602	579	539	602	539
Adjusted cash and cash equivalents at the end of period	10,424	12,543	20,009	10,424	20,009

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	10,823	7,244	5,457	18,067	13,234
Acquisition of PP&E and intangibles assets	(1,485)	(1,650)	(1,502)	(3,135)	(3,371)
Investments in investees **	(9)	(2)	(943)	(11)	(940)
Free cash flow	9,329	5,592	3,012	14,921	8,923

As of June 30th, 2021, cash and cash equivalents were US$ 9.8 billion and adjusted cash and cash equivalents totaled US$ 10.4 billion.

In 2Q21, the increase in sales and exports volumes, besides the 13% increase in Brent prices, resulted in substantial operating cash flow, which was 49% higher than 1Q21, reaching US$ 10.8 billion. Free cash flow was US$ 9.3 billion.

This level of cash generation, alongside cash inflows from divestments of US$ 301 million and cash and cash equivalents, were used: (a) to prepay debt and amortize principal and interest due in the period (US$ 10.6 billion), (b) to amortize lease liabilities (US$ 1.4 billion), reducing gross debt to US$ 63.7 billion and (c) to fund investments of US$ 1.5 billion. Notwithstanding the focus to reduce indebtedness, the high level of cash generation allowed the company to approve the anticipation of 2021’s shareholder remuneration payment in the amount of R$ 31.6 billion (US$ 6 billion).

*	Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.
**	In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation.
12

In 2Q21, the company settled several loans and financial debts, amounting to US$ 10.6 billion, notably: (a) prepayment of banking loans in the domestic and international market totaling US$ 2.7 billion, (b) US$ 5.5 billion in the repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 666 million and (c) total prepayment of loans with export credit agencies, in the amount of US$ 369 million.

The company issued US$ 1.5 billion in bonds in the international capital markets, maturing in 2051 and achieved the lowest yield for a 30-year bond issued by Petrobras.

Conciliation EBITDA x OCF x FCF x FCFE

US$ billion

* accounts receivable, inventory and suppliers

** additional gain of ICMS exclusion from PIS/COFINS calculation basis

*** includes funding, amortization, prepayment and goodwill on bond repurchase

**** Includes dividends received, non-controlling interest, investments in securities and foreign exchange rate variation over cash position

13

Debt

The cash flow generation and continuous liability management have been allowing for the reduction in our indebtedness. Gross debt reached US$ 64 billion, in June 30th, 2021, 10.3% lower than March 31st 2021 and lower than the target established for 2021, mainly due to debt prepayments.

In addition, liability management helped increase the average maturity from 11.84 years to 12.54 years.

The Gross Debt/LTM adjusted EBITDA ratio decreased from 2.47x on March 31st, 2021 to 1.78x on June 30th, 2021.

Net debt reduced 8.8%, reaching US$ 53.3 billion. The Net Debt/LTM adjusted EBITDA ratio decreased from 2.03x on March 31st, 2021 to 1.49x on June 30th, 2021, the best mark recorded since 3Q11, when leases were not yet accounted for as debt.

Table 13 – Debt indicators

US$ million	06.30.2021	03.31.2021	Δ %	06.30.2020
Financial Debt	43,505	50,317	(13.5)	69,312
Capital Markets	25,178	28,393	(11.3)	36,563
Banking Market	14,028	17,359	(19.2)	27,287
Development banks	908	1,149	(21.0)	1,552
Export Credit Agencies	3,189	3,210	(0.7)	3,686
Others	202	206	(1.9)	224
Finance leases	20,180	20,649	(2.3)	21,915
Gross debt	63,685	70,966	(10.3)	91,227
Adjusted cash and cash equivalents	10,423	12,542	(16.9)	20,005
Net debt	53,262	58,424	(8.8)	71,222
Net Debt/(Net Debt + Market Cap) - Leverage	40%	51%	(21.6)	57%
Average interest rate (% p.a.)	5.9	6.0	(1.7)	5.6
Weighted average maturity of outstanding debt (years)	12.54	11.84	5.9	10.12
Net debt/LTM Adjusted EBITDA ratio	1.49	2.03	(26.6)	2.34
Gross debt/LTM Adjusted EBITDA ratio	1.78	2.47	(27.8)	3.00

14

Results by Segment

Exploration and Production[2]

Table 14 – E&P results

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Sales revenues	13,509	11,666	5,165	25,175	16,042	15.8	161.5	56.9
Gross profit	7,903	6,432	1,660	14,335	6,630	22.9	376.1	116.2
Operating expenses	(458)	(521)	149	(979)	(13,379)	(12.1)	−	(92.7)
Operating income (loss)	7,445	5,911	1,809	13,356	(6,749)	26.0	311.6	−
Net income (loss) attributable to the shareholders of Petrobras	4,948	3,925	1,187	8,873	(4,617)	26.1	316.8	−
Adjusted EBITDA of the segment	9,679	8,053	3,924	17,732	11,391	20.2	146.7	55.7
EBITDA margin of the segment (%)	72	69	76	70	71	2.6	(4.3)	(0.6)
Average Brent crude (US$/bbl)	68.83	60.90	29.20	64.86	39.73	13.0	135.7	63.3
Sales price - Brazil
Crude oil (US$/bbl)	65.57	57.32	23.98	61.45	37.09	14.4	173.4	65.7
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	4.91	4.91	4.94	4.91	5.42	0.0	(0.5)	(9.4)
excluding production taxes	6.37	6.66	6.59	6.51	7.06	(4.4)	(3.4)	(7.7)
Onshore and shallow waters
with leases	13.43	12.37	14.52	12.89	17.59	8.6	(7.5)	(26.7)
excluding leases	13.43	12.37	13.42	12.89	16.61	8.6	0.1	(22.4)
Deep and ultra-deep post-salt
with leases	11.19	11.11	10.43	11.15	10.65	0.7	7.3	4.7
excluding leases	10.12	9.39	8.96	9.75	9.12	7.8	12.9	7.0
Pre-salt
with leases	4.22	4.63	4.17	4.42	4.35	(8.8)	1.3	1.7
excluding leases	2.52	2.70	2.39	2.61	2.59	(6.6)	5.6	0.8
including production taxes and excluding leases	17.07	16.11	8.91	16.60	10.91	6.0	91.7	52.1
including production taxes and leases	18.53	17.87	10.56	18.20	12.55	3.7	75.5	45.1
Production taxes - Brazil	2,633	2,359	933	4,992	2,814	11.6	182.2	77.4
Royalties	1,356	1,190	569	2,546	1,541	14.0	138.4	65.2
Special Participation	1,267	1,160	355	2,427	1,253	9.2	257.0	93.7
Retention of areas	9	9	9	18	20	5.5	3.3	(7.9)

In 2Q21, gross profit was US$ 7.9 billion, an increase of 23% when compared to 1Q21. This increase was mainly due to higher Brent prices, which resulted in higher revenues, partially offset by higher government participation. Operating profit was US$ 7.4 billion, 26% higher than 1Q21, in line with gross profit growth.

In 2Q21, lifting cost remained stable compared to 1Q21. The effect of the appreciation of the Real against the dollar was offset by higher pre-salt production.

In the pre-salt, we continue to observe low unit costs at levels below US$3/boe. The 7% decrease this quarter is due to the increase in production, mainly due to the ramp-up of platforms P-68 (Berbigão and Sururu fields) and P-70 (Atapu field) and the better performance in P-74 and P-76 in Búzios, in addition to lower costs due to the decrease in well intervention activities.

In the post-salt, the increase in lifting cost compared to 1Q21 was mainly due to higher expenses with maintenance of subsea equipment and the appreciation of the Real against the dollar.

In onshore and shallow water assets, there was a 9% increase in the lifting cost in 2Q21, due to increased activities with interventions in onshore wells, equipment maintenance and the natural decline in production, in addition to the appreciation of the Real against the dollar.

*	Leases refers to platform leasing
15

Refining, Transportation and Marketing

Table 15 – RTM results **

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Sales revenues	19,007	13,973	8,261	32,980	23,741	36.0	130.1	38.9
Gross profit	2,270	2,136	832	4,406	915	6.3	172.8	381.5
Operating expenses	(522)	(399)	(1,304)	(921)	(2,218)	30.8	(60.0)	(58.5)
Operating Income (Loss)	1,748	1,737	(472)	3,485	(1,303)	0.6	−	−
Net income (loss) attributable to the shareholders of Petrobras	1,673	1,255	(566)	2,928	(1,268)	33.3	−	−
Adjusted EBITDA of the segment	2,261	2,265	27	4,526	(180)	(0.2)	8274.1	−
EBITDA margin of the segment (%)	12	16	−	14	(1)	(4.3)	11.6	14.5
Refining cost (US$ / barrel) - Brazil	1.63	1.61	1.67	1.62	1.98	1.2	(2.4)	(18.2)
Domestic basic oil by-products price (US$/bbl)	76.05	63.82	36.79	70.17	51.46	19.2	106.7	36.4

In 2Q21, gross profit was US$ 134 million higher than 1Q21 mainly due to higher margins for oil products in the domestic market, especially diesel and gasoline, associated with higher sales volumes, and better margin and volume in crude oil exports.

This improvement in margin was partially offset by the lower positive effect of inventory turnover between quarters (US$ 1.63 billion in 1Q21 and US$ 932 million in 2Q21). Excluding the effect of inventory turnover, gross profit would have been US$ 1.34 billion in 2Q21 and US$ 502 million in 1Q21.

The operating income was in line with 1Q21.The increase in gross profit was offset by higher operational expenses, mainly due to the increase in sales volumes.

Refining unit cost was in line with the previous quarter.

16

Gas and Power

Table 16 – G&P results

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Sales revenues	2,654	2,208	1,517	4,862	3,887	20.2	75.0	25.1
Gross profit	994	876	907	1,870	1,932	13.5	9.6	(3.2)
Operating expenses	(665)	(746)	(654)	(1,411)	(1,327)	(10.9)	1.7	6.3
Operating income (loss)	329	130	253	459	605	153.1	30.0	(24.1)
Net income (loss) attributable to the shareholders of Petrobras	226	104	169	330	383	117.3	33.7	(13.8)
Adjusted EBITDA of the segment	388	323	369	711	867	20.1	5.1	(18.0)
EBITDA margin of the segment (%)	15	15	24	15	22	−	(10)	(8)
Natural gas sales price - Brazil (US$/bbl)	42.57	34.04	33.70	38.37	38.13	25.1	26.3	0.6

In 2Q21, gross profit was US$ 994 million, an increase of 13.5% compared to 1Q21, reflecting the recovery of margins in the sale of natural gas, due to: (a) higher demand in the non-thermoelectric market, boosted by the industrial segment, and (b) the quarterly update of sales contracts in this market. In addition, there was a higher margin in generation, due to the higher volume of energy and steam generation.

Operating profit in 2Q21 was US$ 200 million higher than in 1Q21, mainly due to: (a) higher gross profit, (b) asset sales (remaining portion of NTS and sale of wind farms), and (c) the agreement between Amazonas Energia and Breitner.

17

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%)
US$ million	2Q21	1Q21	2Q20	1H21	1H20	2Q21 / 1Q21	2Q21 / 2Q20	1H21 / 1H20
Net income (loss)	8,156	200	(436)	8,356	(10,412)	3978.0	−	−
Net finance income (expense)	(2,019)	5,639	2,257	3,620	6,808	−	−	(46.8)
Income taxes	3,784	319	(31)	4,103	(3,331)	1086.2	−	−
Depreciation, depletion and amortization	2,822	2,856	2,793	5,678	6,336	(1.2)	1.0	(10.4)
EBITDA	12,743	9,014	4,583	21,757	(599)	41	178	−
Results in equity-accounted investments	(1,026)	(183)	211	(1,209)	509	460.7	−	−
Impairment	90	90	−	180	13,371	−	−	(98.7)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	34	−	34	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(57)	(49)	(9)	(106)	85	16.3	533.3	−
Adjusted EBITDA	11,750	8,906	4,785	20,656	13,366	31.9	145.6	54.5
Adjusted EBITDA margin (%)	56	57	50	56	50	(1.0)	6.0	6.0

18

Financial Statements

Table 18 - Income Statement - Consolidated

US$ million	2Q21	1Q21	2Q20	1H21	1H20
Sales revenues	20,982	15,698	9,481	36,680	26,624
Cost of sales	(10,158)	(7,691)	(6,064)	(17,849)	(15,943)
Gross profit	10,824	8,007	3,417	18,831	10,681
Selling expenses	(1,086)	(948)	(1,246)	(2,034)	(2,581)
General and administrative expenses	(260)	(273)	(291)	(533)	(702)
Exploration costs	(191)	(214)	(65)	(405)	(169)
Research and development expenses	(147)	(117)	(68)	(264)	(163)
Other taxes	(46)	(106)	(245)	(152)	(363)
Impairment of assets	(90)	(90)	−	(180)	(13,371)
Other income and expenses	(109)	(284)	499	(393)	242
	(1,929)	(2,032)	(1,416)	(3,961)	(17,107)
Operating income (loss)	8,895	5,975	2,001	14,870	(6,426)
Finance income	206	122	108	328	282
Finance expenses	(1,871)	(1,208)	(1,134)	(3,079)	(2,756)
Foreign exchange gains (losses) and inflation indexation charges	3,684	(4,553)	(1,231)	(869)	(4,334)
Net finance income (expense)	2,019	(5,639)	(2,257)	(3,620)	(6,808)
Results in equity-accounted investments	1,026	183	(211)	1,209	(509)
Income (loss) before income taxes	11,940	519	(467)	12,459	(13,743)
Income taxes	(3,784)	(319)	31	(4,103)	3,331
Net Income (Loss)	8,156	200	(436)	8,356	(10,412)
Net income (loss) attributable to:
Shareholders of Petrobras	8,121	180	(417)	8,301	(10,132)
Non-controlling interests	35	20	(19)	55	(280)

19

Table 19 - Statement of Financial Position – Consolidated

ASSETS - US$ million	06.30.2021	12.31.2020
Current assets	30,294	27,388
Cash and cash equivalents	9,821	11,711
Marketable securities	602	659
Trade and other receivables, net	4,474	4,731
Inventories	7,204	5,677
Recoverable taxes	1,934	2,595
Assets classified as held for sale	4,611	785
Other current assets	1,648	1,230

Non-current assets	157,913	162,622
Long-term receivables	14,420	20,200
Trade and other receivables, net	1,706	2,631
Marketable securities	49	44
Judicial deposits	8,107	7,281
Deferred taxes	564	6,451
Other tax assets	3,439	3,158
Other non-current assets	555	635
Investments	2,058	3,273
Property, plant and equipment	125,914	124,201
Intangible assets	15,521	14,948
Total assets	188,207	190,010

LIABILITIES - US$ million	06.30.2021	12.31.2020
Current liabilities	23,176	26,225
Trade payables	5,333	6,859
Finance debt	2,861	4,186
Lease liability	5,576	5,698
Taxes payable	3,935	2,834
Dividends payable	7	858
Short-term benefits	1,818	1,953
Pension and medical benefits	969	1,549
Liabilities related to assets classified as held for sale	961	685
Other current liabilities	1,716	1,603
Non-current liabilities	92,584	103,909
Finance debt	40,644	49,702
Lease liability	14,604	15,952
Income taxes payable	353	357
Deferred taxes	449	195
Pension and medical benefits	12,930	14,520
Provision for legal and administrative proceedings	2,228	2,199
Provision for decommissioning costs	19,172	18,780
Other non-current liabilities	2,204	2,204
Shareholder’s equity	72,447	59,876
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(35,921)	(47,753)
Non-controlling interests	1,267	528
Total liabilities and shareholders´ equity	188,207	190,010
20

Table 20 - Statement of Cash Flows – Consolidated

US$ million	2Q21	1Q21	2Q20	1H21	1H20
Cash flows from Operating activities
Net income (loss) for the period	8,156	200	(436)	8,356	(10,412)
Adjustments for:
Pension and medical benefits (actuarial expense)	323	315	373	638	817
Results of equity-accounted investments	(1,026)	(183)	211	(1,209)	509
Depreciation, depletion and amortization	2,822	2,856	2,793	5,678	6,336
Impairment of assets (reversal)	90	90	−	180	13,371
Allowance (reversals) for credit loss on trade and other receivables	11	(15)	35	(4)	132
Exploratory expenditure write-offs	56	131	12	187	38
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(56)	(15)	(9)	(71)	85
Foreign exchange, indexation and finance charges	(1,892)	5,544	4,236	3,652	8,205
Deferred income taxes, net	3,683	200	(144)	3,883	(3,614)
Revision and unwinding of discount on the provision for decommissioning costs	195	194	161	389	354
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(973)	−	(3,257)	(973)	(3,257)
Inventory write-down (write-back) to net realizable value	(2)	(1)	30	(3)	372
Early termination and cash outflows revision of lease agreements	(157)	(70)	(53)	(227)	(147)
Decrease (Increase) in assets
Trade and other receivables, net	(607)	(128)	(1,477)	(735)	(504)
Inventories	394	(1,973)	660	(1,579)	1,106
Judicial deposits	(287)	(151)	(279)	(438)	(728)
Other assets	(233)	51	(120)	(182)	(421)
Increase (Decrease) in liabilities
Trade payables	(276)	616	538	340	(292)
Other taxes payable	1,358	1,105	1,027	2,463	451
Pension and medical benefits	(687)	(976)	(325)	(1,663)	(659)
Provisions for legal proceedings	170	(205)	(111)	(35)	(269)
Short-term benefits	(137)	(91)	1,201	(228)	1,110
Provision for decommissioning costs	(162)	(163)	(45)	(325)	(172)
Other liabilities	51	41	472	92	1,090
Income taxes paid	9	(128)	(36)	(119)	(267)
Net cash provided by operating activities	10,823	7,244	5,457	18,067	13,234
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	(1,485)	(1,650)	(1,502)	(3,135)	(3,371)
Investments in investees	(9)	(2)	(943)	(11)	(940)
Proceeds from disposal of assets - Divestment	301	201	153	502	434
Divestment (Investment) in marketable securities	66	25	85	91	145
Dividends received	133	67	60	200	104
Net cash provided (used) by investing activities	(994)	(1,359)	(2,147)	(2,353)	(3,628)
Cash flows from Financing activities
Changes in non-controlling interest	5	(19)	(6)	(14)	(25)
Financing and loans, net:
Proceeds from financing	1,614	54	5,623	1,668	15,796
Repayment of principal - finance debt	(10,495)	(3,063)	(2,879)	(13,558)	(7,222)
Repayment of interest - finance debt	(148)	(1,079)	(569)	(1,227)	(1,697)
Repayment of lease liability	(1,432)	(1,467)	(1,448)	(2,899)	(2,971)
Dividends paid to Shareholders of Petrobras	(1,848)	−	−	(1,848)	(1,020)
Dividends paid to non-controlling interests	(39)	−	(22)	(39)	(30)
Net cash provided by (used) in financing activities	(12,343)	(5,574)	699	(17,917)	2,831
Effect of exchange rate changes on cash and cash equivalents	372	(72)	(7)	300	(344)
Net increase (decrease) in cash and cash equivalents	(2,142)	239	4,002	(1,903)	12,093
Cash and cash equivalents at the beginning of the period	11,964	11,725	15,468	11,725	7,377
Cash and cash equivalents at the end of the period	9,822	11,964	19,470	9,822	19,470
21

Financial information by business areas

Table 21 - Consolidated Income by Segment – 1H21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	25,175	32,980	4,862	271	(26,608)	36,680
Intersegments	24,724	573	1,185	126	(26,608)	−
Third parties	451	32,407	3,677	145	−	36,680
Cost of sales	(10,840)	(28,574)	(2,992)	(264)	24,821	(17,849)
Gross profit	14,335	4,406	1,870	7	(1,787)	18,831
Expenses	(979)	(921)	(1,411)	(638)	(12)	(3,961)
Selling expenses	(5)	(738)	(1,272)	(7)	(12)	(2,034)
General and administrative expenses	(60)	(71)	(33)	(369)	−	(533)
Exploration costs	(405)	−	−	−	−	(405)
Research and development expenses	(191)	(6)	(17)	(50)	−	(264)
Other taxes	(41)	(63)	(47)	(1)	−	(152)
Impairment of assets	(102)	−	(79)	1	−	(180)
Other income and expenses	(175)	(43)	37	(212)	−	(393)
Operating income (loss)	13,356	3,485	459	(631)	(1,799)	14,870
Net finance income (expense)	−	−	−	(3,620)	−	(3,620)
Results in equity-accounted investments	56	628	73	452	−	1,209
Income (loss) before income taxes	13,412	4,113	532	(3,799)	(1,799)	12,459
Income taxes	(4,541)	(1,185)	(156)	1,167	612	(4,103)
Net Income (Loss)	8,871	2,928	376	(2,632)	(1,187)	8,356
Net income (loss) attributable to:
Shareholders of Petrobras	8,873	2,928	330	(2,643)	(1,187)	8,301
Non-controlling interests	(2)	−	46	11	−	55
	8,871	2,928	376	(2,632)	(1,187)	8,356

Table 22 - Consolidated Income by Segment – 1H20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	16,042	23,741	3,887	401	(17,447)	26,624
Intersegments	15,611	452	1,288	96	(17,447)	−
Third parties	431	23,289	2,599	305	−	26,624
Cost of sales	(9,412)	(22,826)	(1,955)	(398)	18,648	(15,943)
Gross profit	6,630	915	1,932	3	1,201	10,681
Expenses	(13,379)	(2,218)	(1,327)	(169)	(14)	(17,107)
Selling expenses	−	(1,345)	(1,213)	(10)	(13)	(2,581)
General and administrative expenses	(103)	(111)	(46)	(442)	−	(702)
Exploration costs	(169)	−	−	−	−	(169)
Research and development expenses	(103)	(6)	(3)	(51)	−	(163)
Other taxes	(90)	(89)	(12)	(172)	−	(363)
Impairment of assets	(13,167)	(43)	−	(161)	−	(13,371)
Other income and expenses	253	(624)	(53)	667	(1)	242
Operating income (loss)	(6,749)	(1,303)	605	(166)	1,187	(6,426)
Net finance income (expense)	−	−	−	(6,808)	−	(6,808)
Results in equity-accounted investments	(164)	(444)	23	76	−	(509)
Income (loss) before income taxes	(6,913)	(1,747)	628	(6,898)	1,187	(13,743)
Income taxes	2,294	443	(206)	1,203	(403)	3,331
Net Income (Loss)	(4,619)	(1,304)	422	(5,695)	784	(10,412)
Net income (loss) attributable to:
Shareholders of Petrobras	(4,617)	(1,268)	383	(5,414)	784	(10,132)
Non-controlling interests	(2)	(36)	39	(281)	−	(280)
	(4,619)	(1,304)	422	(5,695)	784	(10,412)

22

Table 23 - Quarterly Consolidated Income by Segment – 2Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	13,509	19,007	2,654	116	(14,304)	20,982
Intersegments	13,271	338	633	62	(14,304)	−
Third parties	238	18,669	2,021	54	−	20,982
Cost of sales	(5,606)	(16,737)	(1,660)	(114)	13,959	(10,158)
Gross profit	7,903	2,270	994	2	(345)	10,824
Expenses	(458)	(522)	(665)	(278)	(6)	(1,929)
Selling expenses	(5)	(403)	(669)	(3)	(6)	(1,086)
General and administrative expenses	(28)	(39)	(16)	(177)	−	(260)
Exploration costs	(191)	−	−	−	−	(191)
Research and development expenses	(106)	(3)	(12)	(26)	−	(147)
Other taxes	(24)	(23)	(24)	25	−	(46)
Impairment of assets	(7)	−	(79)	(4)	−	(90)
Other income and expenses	(97)	(54)	135	(93)	−	(109)
Operating income (loss)	7,445	1,748	329	(276)	(351)	8,895
Net finance income (expense)	−	−	−	2,019	−	2,019
Results in equity-accounted investments	33	520	33	440	−	1,026
Income (loss) before income taxes	7,478	2,268	362	2,183	(351)	11,940
Income taxes	(2,531)	(595)	(111)	(666)	119	(3,784)
Net income (loss)	4,947	1,673	251	1,517	(232)	8,156
Net income (loss) attributable to:
Shareholders of Petrobras	4,948	1,673	226	1,506	(232)	8,121
Non-controlling interests	(1)	−	25	11	−	35
	4,947	1,673	251	1,517	(232)	8,156

Table 24 - Quarterly Consolidated Income by Segment – 1Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	11,666	13,973	2,208	155	(12,304)	15,698
Intersegments	11,453	235	552	64	(12,304)	−
Third parties	213	13,738	1,656	91	−	15,698
Cost of sales	(5,234)	(11,837)	(1,332)	(150)	10,862	(7,691)
Gross profit	6,432	2,136	876	5	(1,442)	8,007
Expenses	(521)	(399)	(746)	(360)	(6)	(2,032)
Selling expenses	−	(335)	(603)	(4)	(6)	(948)
General and administrative expenses	(32)	(32)	(17)	(192)	−	(273)
Exploration costs	(214)	−	−	−	−	(214)
Research and development expenses	(85)	(3)	(5)	(24)	−	(117)
Other taxes	(17)	(40)	(23)	(26)	−	(106)
Impairment of assets	(95)	−	−	5	−	(90)
Other income and expenses	(78)	11	(98)	(119)	−	(284)
Operating income (loss)	5,911	1,737	130	(355)	(1,448)	5,975
Net finance income (expense)	−	−	−	(5,639)	−	(5,639)
Results in equity-accounted investments	23	108	40	12	−	183
Income (loss) before income taxes	5,934	1,845	170	(5,982)	(1,448)	519
Income taxes	(2,010)	(590)	(45)	1,833	493	(319)
Net income (loss)	3,924	1,255	125	(4,149)	(955)	200
Net income (loss) attributable to:
Shareholders of Petrobras	3,925	1,255	104	(4,149)	(955)	180
Non-controlling interests	(1)	−	21	−	−	20
	3,924	1,255	125	(4,149)	(955)	200
23

Table 25 - Other Income and Expenses by Segment – 1H21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(627)	(8)	(14)	(2)	−	(651)
Pension and medical benefits - retirees	−	−	−	(439)	−	(439)
Gains / (losses) related to legal, administrative and arbitration proceedings	(74)	5	(3)	(203)	−	(275)
Variable compensation program	(76)	(44)	(8)	(67)	−	(195)
Profit sharing	(23)	(15)	(1)	(19)	−	(58)
Equalization of expenses - Production Individualization Agreements	(52)	−	−	−	−	(52)
Gains/(losses) with Commodities Derivatives	−	−	−	(42)	−	(42)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(33)	−	(33)
Voluntary Separation Plan - PDV	−	1	−	6	−	7
Fines imposed on suppliers	64	5	4	4	−	77
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	33	31	40	−	−	104
Amounts recovered from Lava Jato investigation	−	−	−	196	−	196
Early termination and changes to cash flow estimates of leases	239	16	(23)	(6)	−	226
Expenses/Reimbursements from E&P partnership operations	291	−	−	−	−	291
Recoverable taxes (*)	−	3	27	476	−	506
Others	50	(37)	15	(83)	−	(55)
	(175)	(43)	37	(212)	−	(393)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

Table 26 - Other Income and Expenses by Segment – 1H20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(659)	(94)	(61)	(1)	−	(815)
Pension and medical benefits - retirees	−	−	−	(488)	−	(488)
Gains / (losses) related to legal, administrative and arbitration proceedings	(104)	(194)	67	66	−	(165)
Variable compensation program	13	5	1	10	−	29
Profit sharing	−	(11)	−	−	−	(11)
Equalization of expenses - Production Individualization Agreements	845	−	−	−	−	845
Gains/(losses) with Commodities Derivatives	−	−	−	(253)	−	(253)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Voluntary Separation Plan - PDV	(376)	(283)	(29)	(256)	−	(944)
Fines imposed on suppliers	57	3	1	2	−	63
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(51)	(24)	(10)	−	−	(85)
Amounts recovered from Lava Jato investigation	8	−	−	77	−	85
Early termination and changes to cash flow estimates of leases	96	2	10	39	−	147
Expenses/Reimbursements from E&P partnership operations	366	−	−	−	−	366
Recoverable taxes (*)	−	10	1	1,484	−	1,495
Others	58	(38)	(33)	(13)	(1)	(27)
	253	(624)	(53)	667	(1)	242
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

24

Table 27 - Other Income and Expenses by Segment – 2Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(336)	(6)	(8)	(1)	−	(351)
Gains / (losses) related to legal, administrative and arbitration proceedings	(31)	(35)	(3)	(257)	−	(326)
Pension and medical benefits - retirees	−	−	−	(221)	−	(221)
Variable compensation program	(39)	(22)	(5)	(35)	−	(101)
Profit sharing	(12)	(8)	−	(10)	−	(30)
Gains/(losses) with Commodities Derivatives	−	−	−	(19)	−	(19)
Equalization of expenses - Production Individualization Agreements	(9)	−	−	−	−	(9)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Voluntary Separation Plan - PDV	2	3	−	(1)	−	4
Fines imposed on suppliers	40	3	2	3	−	48
Amounts recovered from Lava Jato investigation	−	−	−	55	−	55
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(90)	19	127	−	−	56
Early termination and changes to cash flow estimates of leases	167	20	(25)	(5)	−	157
Expenses/Reimbursements from E&P partnership operations	191	−	−	−	−	191
Recoverable taxes (*)	−	−	27	458	−	485
Others	20	(28)	20	(60)	−	(48)
	(97)	(54)	135	(93)	−	(109)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

Table 28 - Other Income and Expenses by Segment – 1Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(291)	(2)	(6)	(1)	−	(300)
Gains / (losses) related to legal, administrative and arbitration proceedings	(43)	40	−	54	−	51
Pension and medical benefits - retirees	−	−	−	(218)	−	(218)
Variable compensation program	(37)	(22)	(3)	(32)	−	(94)
Profit sharing	(11)	(7)	(1)	(9)	−	(28)
Gains/(losses) with Commodities Derivatives	−	−	−	(23)	−	(23)
Equalization of expenses - Production Individualization Agreements	(43)	−	−	−	−	(43)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(33)	−	(33)
Voluntary Separation Plan - PDV	(2)	(2)	−	7	−	3
Fines imposed on suppliers	24	2	2	1	−	29
Amounts recovered from Lava Jato investigation	−	−	−	141	−	141
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	123	11	(86)	−	−	48
Early termination and changes on payments of lease agreements	72	(4)	2	(1)	−	69
Expenses/Reimbursements from E&P partnership operations	100	−	−	−	−	100
Recoverable taxes (*)	−	3	−	19	−	22
Others	30	(8)	(6)	(24)	−	(8)
	(78)	11	(98)	(119)	−	(284)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

25

Table 29 - Consolidated Assets by Segment – 06.30.2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	121,964	37,720	11,016	23,433	(5,926)	188,207

Current assets	3,886	14,074	3,275	14,985	(5,926)	30,294
Non-current assets	118,078	23,646	7,741	8,448	−	157,913
Long-term receivables	5,073	2,400	410	6,537	−	14,420
Investments	406	1,154	472	26	−	2,058
Property, plant and equipment	97,473	19,990	6,731	1,720	−	125,914
Operating assets	86,623	17,335	4,192	1,418	−	109,568
Assets under construction	10,850	2,655	2,539	302	−	16,346
Intangible assets	15,126	102	128	165	−	15,521

Table 30 - Consolidated Assets by Segment – 12.31.2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	120,280	32,049	10,296	30,810	(3,425)	190,010

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	−	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	−	124,201
Operating assets	84,916	18,304	4,300	1,238	−	108,758
Assets under construction	10,305	2,537	2,315	286	−	15,443
Intangible assets	14,590	98	124	136	−	14,948
26

Table 31 - Reconciliation of Adjusted EBITDA by Segment – 1H21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	8,871	2,928	376	(2,632)	(1,187)	8,356
Net finance income (expense)	−	−	−	3,620	−	3,620
Income taxes	4,541	1,185	156	(1,167)	(612)	4,103
Depreciation, depletion and amortization	4,307	1,072	213	86	−	5,678
EBITDA	17,719	5,185	745	(93)	(1,799)	21,757
Results in equity-accounted investments	(56)	(628)	(73)	(452)	−	(1,209)
Impairment	102	−	79	(1)	−	180
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(33)	(31)	(40)	(2)	−	(106)
Adjusted EBITDA	17,732	4,526	711	(514)	(1,799)	20,656

Table 32 - Reconciliation of Adjusted EBITDA by Segment – 1H20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	(4,619)	(1,304)	422	(5,695)	784	(10,412)
Net finance income (expense)	−	−	−	6,808	−	6,808
Income taxes	(2,294)	(443)	206	(1,203)	403	(3,331)
Depreciation, depletion and amortization	4,922	1,056	252	106	−	6,336
EBITDA	(1,991)	(691)	880	16	1,187	(599)
Results in equity-accounted investments	164	444	(23)	(76)	−	509
Impairment	13,167	43	−	161	−	13,371
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	51	24	10	−	−	85
AdjustBITDA	11,391	(180)	867	101	1,187	13,366
27

Table 33 - Reconciliation of Adjusted EBITDA by Segment – 2Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	4,947	1,673	251	1,517	(232)	8,156
Net finance income (expense)	−	−	−	(2,019)	−	(2,019)
Income taxes	2,531	595	111	666	(119)	3,784
Depreciation, depletion and amortization	2,137	532	107	46	−	2,822
EBITDA	9,615	2,800	469	210	(351)	12,743
Results in equity-accounted investments	(33)	(520)	(33)	(440)	−	(1,026)
Impairment	7	−	79	4	−	90
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	90	(19)	(127)	(1)	−	(57)
Adjusted EBITDA	9,679	2,261	388	(227)	(351)	11,750

Table 34 - Reconciliation of Adjusted EBITDA by Segment – 1Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	3,924	1,255	125	(4,149)	(955)	200
Net finance income (expense)	−	−	−	5,639	−	5,639
Income taxes	2,010	590	45	(1,833)	(493)	319
Depreciation, depletion and amortization	2,170	540	106	40	−	2,856
EBITDA	8,104	2,385	276	(303)	(1,448)	9,014
Results in equity-accounted investments	(23)	(108)	(40)	(12)	−	(183)
Impairment	95	−	−	(5)	−	90
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(123)	(12)	87	(1)	−	(49)
Adjusted EBITDA	8,053	2,265	323	(287)	(1,448)	8,906

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Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – EBITDA plus results in equity-accounted investments; impairment, cumulative translation adjustment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer